ML-CFC 2007-6 - New Issue $2.17bn Fixed Rate CMBS

ML-CFC Commercial Mortgage Trust 2007-6
Commercial Mortgage Pass-Through Certificates, Series 2007-6

Bookrunners:        Merrill Lynch, Countrywide
Co-Lead Managers:   Merrill Lynch, Countrywide
Co-Managers:        Credit Suisse, Morgan Stanley
Rating Agencies:    Fitch, Moody's

Please note the following with respect to the MLCFC 2007-6 transaction:

With respect to the mortgage loan known as Blackpoint Puerto Rico Retail

Portfolio, which mortgage loan represents 3.9% of the initial mortgage pool balance, the property in the photograph included on the left side of p.38 in
Annex C to the free writing prospectus dated March 19, 2007 is not part of the collateral for the mortgage loan.

With respect to the mortgage loan known as Doubletree Nashville, which mortgage loan represents 1.9% of the initial mortgage pool balance, the calculations for
DSCR used throughout the free writing prospectus dated March 19, 2007 were based on stabilized net cash flow ("NCF") and stabilized net operating income("NOI").
The "as is" underwritten DSCR on NOI and "as is" underwritten DSCR on NCF is
1.48x and 1.25x, respectively.

With respect to the mortgage loan known as Bowles Avenue Marketplace, which mortgage loan represents 1.0 % of the initial mortgage pool balance, an affiliate of the largest tenant at the property, Bally Total Fitness Holding
Corp. ("Bally"), indicated in a Form 8K dated March 15, 2007, that its anticipated annual operating cash flow levels are insufficient to satisfy debt related obligations and to fund maintenance and deferred capital expenditures.
The company also indicated that it will be unable to file its annual report with the Securities and Exchange Commission by Friday, March 16, 2007 and this will cause a default under an indenture (under which, subject to certain notice requirements, the related lender may declare the obligations immediately due and payable). The company did not indicate when the report would be filed. The company indicated that there is a substantial possibility that the company will seek or be forced to reorganize its operations under Chapter 11. The Bally tenant has been operating at this location for approximately 21 years. With respect to the second largest tenant at the property, Hancock Fabrics, Inc. and its subsidiaries ("Hancock") filed a voluntary petition for Chapter 11 relief on
March 21, 2007. Together, Bally and Hancock occupy 42,000 square feet (25% of the square footage) at the property and account for 23% of the rent. If both tenants vacate the property, the DSCR (based on interest only payments) would be
1.11x and the DSCR (based on amortizing payments) would be 0.91x. If only
Hancock vacates the property, the DSCR (based on interest only payments) would be 1.40x and the DSCR (based on amortizing payments) would be 1.15x. According to the appraisal prepared in connection with the securitization, Hancock rent is
34% below market. In contemplation of the financial situation of these tenants,
Countrywide

structured the loan as follows: (i) as a ten year loan with the first five years being interest only, (ii) in the event that Bally's goes dark or files for bankruptcy, the loan documents require a cash flow sweep until there is $325,000 in a separate rollover reserve, and (iii) on the origination date, the borrower deposited (a) $100,000, which was deposited into a rollover reserve and (b)
$90,000, is an amount equaling one year's rent for the Hancock tenant. If certain tests set forth in the loan agreement are met, the reserves may be released.

With respect to the mortgage loan known as Renaissance at Norman Apartments, which mortgage loan represents 0.6% of the initial mortgage pool balance, the related borrowers are obligated to an affiliate in the original sum of $540,000 pursuant to a deferred payment agreement. This obligation is unsecured. The mortgage lender entered into a subordination agreement with the creditor under the deferred payment agreement, pursuant to which the deferred payment obligation was expressly subordinated to the mortgage loan.

With respect to the mortgage loan known as Renaissance at Norman Apartments, which mortgage loan represents 0.6% of the initial mortgage pool balance, the
Occupancy % of 75.9 reflects the occupancy as of 5/17/2005. The current
Occupancy % of 96.5% is as of 2/28/2007.

With respect to the mortgage loan known as Breckenridge VIII, which mortgage loan represents 0.2% of the initial mortgage pool balance, the borrower is permitted to prepay the mortgage loan with a yield maintenance premium during the initial lockout period if an affiliate of the borrower simultaneously defeases another loan (a non-trust loan) and only until the commencement of the defeasance period. Following commencement of the defeasance period, the borrower may obtain a release of collateral only through defeasance. The prepayment string in the annex is changing from LO(26),Def(90),O(4) to
LO(13),GRTRofYMor1%(13),Def(90),O(4)

The depositor has filed a registration statement (including a prospectus) with the SEC (SEC File No. 333-130408) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the issuing entity and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at
www.sec.gov. Alternatively, the depositor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 866-500-5408. This material is for your information and none of Merrill Lynch, Pierce, Fenner & Smith Incorporated,
Countrywide Securities Corporation, Credit Suisse Securities (USA) LLC or Morgan
Stanley & Co. Incorporated (the "Underwriters") is soliciting any action based upon it. The Underwriters and their affiliates, officers, directors, partners and employees, including persons involved in the preparation of issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein orderivatives thereof (including options).

Information in this material regarding any assets backing supersedes all prior contradictory information regarding such assets. Any

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bottom of, or attached to, an email communication to which this material may
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herein or restrictions as to reliance on the information contained herein by investors;

(ii) disclaimers of responsibility or liability;

(iii) statements requiring investors to read or acknowledge that they have read or understand the registration statement or any disclaimers or legends;

(iv) language indicating that this communication is neither a prospectus nor an offer to sell or a solicitation or an offer to buy; (v) statements that this
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reliance; and

(vi) legends that information contained in these materials will be superseded or changed by the final prospectus, if the final prospectus is not delivered until after the date of the contract for sale. Such legends, disclaimers or other
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